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                                                             EXHIBIT (a)(1)(iii)

                    FORM OF LETTER TO SHAREHOLDERS WHO HAVE
                          REQUESTED OFFER TO PURCHASE
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                 MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST

Dear Shareholder:

    As you requested, we are enclosing a copy of the Morgan Stanley Dean Witter Prime Income Trust (the "Trust") Offer to Purchase 10,000,000 of its issued and outstanding common shares of beneficial interest (the "Common Shares") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is for cash at the net asset value ("NAV") per Common Share computed as of 4:00 P.M. New York City time on the expiration date of the Offer. The expiration date is 12:00, midnight, New York City time on June 18, 1999, unless extended as stated in the Offer. An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment that have been held for four years or less. Please read carefully the enclosed documents, which include the Trust's most recent financial statements.

    If after reviewing the information set forth in the Offer, you wish to tender Common Shares for purchase by the Trust, and you have a brokerage account at Dean Witter Reynolds Inc. and your Common Shares are not evidenced by certificates in your possession you may, if you wish, contact your Morgan Stanley Dean Witter Financial Advisor and request that he or she tender your Common Shares on your behalf. In such event you are not required to complete the enclosed Letter of Transmittal.

    If you do not have a brokerage account at Dean Witter Reynolds Inc. and wish to tender Common Shares or do not wish to tender Common Shares through your Morgan Stanley Dean Witter Financial Advisor at Dean Witter Reynolds Inc. or your Common Shares are evidenced by certificates in your possession, please follow the instructions contained in the Offer to Purchase and Letter of Transmittal.

    Neither the Trust nor the Board of Trustees is making any recommendations to any holder of Common Shares as to whether to tender Common Shares. Each shareholder is urged to consult his or her Financial Advisor or tax professional before deciding whether to tender any Common Shares.

    The Trust's NAV per Share on May 7, 1999 was $9.90. You can obtain current NAV quotations from Dean Witter Reynolds Inc. by calling (800) 869-NEWS extension 0. The Trust offers and sells its Common Shares to the public on a continuous basis. The Trust is not aware of any secondary market trading for the Common Shares.

    Should you have any questions on the enclosed material, please do not hesitate to call Dean Witter Reynolds Inc. at (800) 869-NEWS extension 0 during ordinary business hours. We appreciate your continued interest in Morgan Stanley Dean Witter Prime Income Trust.

                             Sincerely,

                             MORGAN STANLEY DEAN WITTER PRIME INCOME TRUST

                                          Two World Trade Center
                                          New York, NY 10048
                                          Telephone (212) 392-1600